StoneCo Ltd.

R. Fidêncio Ramos, 308, Torre A, 10th floor—Vila Olímpia

São Paulo—SP, 04551-010

Brazil

April 2, 2019

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn:	Bernard Nolan, Attorney-Adviser

Re:	StoneCo Ltd.
Registration Statement on Form F-1
Registration No. 333-230642

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 04:00 p.m. Eastern Daylight Time on April 2, 2019 or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

Please do not hesitate to contact Byron B. Rooney of Davis Polk & Wardwell LLP at (212) 450-4658 with any questions or comments with respect to this letter.

Sincerely,

STONECO LTD.

By:	/s/ Thiago dos Santos Piau
Name:	Thiago dos Santos Piau
Title:	Chief Executive Officer

Via EDGAR

CC: Byron B. Rooney, Davis Polk & Wardwell LLP